EXHIBIT 99.2

Conrad E. Huss, P.E.
M3 Engineering & Technology Corporation
2051 W. Sunset Road, Ste. 101
Tucson, Arizona. 85704
Telephone: 520-293-1488

CONSENT OF QUALIFIED PERSON

TO:    All securities regulatory authorities

I, Conrad E. Huss, P.E., do hereby consent to the public filing by Levon Resources Ltd of the Technical Report titled "Cordero Project Preliminary Economic Assessment, Form 43-101F1 Technical Report," dated March 12, 2012, by M3 Engineering & Technology Corporation, with the above securities regulatory authorities. Additionally, I consent to the use of extracts or summaries from the Technical Report.

I also certify that I have read the Technical Report and that it fairly and accurately represents the information that I am responsible for.

Dated this 13th day of March, 2012.

Signature of Qualified Person

Conrad E, Huss. P.E., Ph.D.
Print name of Qualified Person